Exhibit 99.1

PRESS RELEASE
Cascades inc. 404, boul. Marie-Victorin, C.P. 30 Kingsey Falls (Québec) Canada J0A 1B0 Téléphone : (819) 363-5100 Télécopie : (819) 363-5155 www.cascades.com

Agreement in Principle at Cascades FjordCell

Kingsey Falls, May 3, 2005 – Cascades  Inc. (CAS-TSX) is announcing that an agreement in principle has been entered into between the National Association of Pulp and Boxboard Employees of Jonquière, affiliated with the CSN, and Cascades FjordCell, a virgin pulp manufacturing unit.

Mr. Éric Laflamme, President of Cascades Boxboard Group, observed : “The agreement entered into with the Union will enable us to get off to a new start and will ensure that the mill is better positioned to cope with an increasingly competitive market.”

Inaugurated in 1997, this mill will include approximately 85 employees when it resumes its operations and will manufacture northern bleached softwood kraft pulp (NBSK).  This pulp is used primarily to manufacture folding cartons, fine papers and tissue and is sold on North American markets.

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 15,600 men and women who work in some 140 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its clients and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Information :	Source :

Mr. Stéphane Mailhot	Mr. Éric Laflamme
Corporate Director - Communications	President & Chief Operating Officer
Cascades Inc.	Cascades Boxboard Group
(819) 352-0982
stephane_mailhot@cascades.com

Mr. Marc Jasmin, CMA
Director, Investor Relations
Cascades Inc.
(514) 232-2681
marc_jasmin@cascades.com